UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

 On November 17, 2025, Arbe Robotics Ltd. (the “Company”) issued a press release announcing financial results for the quarter ended September 30, 2025. The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The Company will host a live conference call on Monday, November 17, 2025, at 8:30 a.m. Eastern Time to discuss the Company’s third quarter financial results.

Speakers at the conference call will include Kobi Marenko, co-founder and chief executive officer, and Karine Pinto-Flomenboim, chief financial officer. Interested persons can register in advance at https://dpregister.com/sreg/10204339/1004b29d6d3 Log-in instructions will be available upon registering for the event. Participants may register at any time, including up to and after the call start time. The live call may be accessed via telephone at (844) 481-3015 toll-free, 1-809-212373 Israel toll-free, or +1 (412) 317-1880 internationally. The call will be webcast live and accessible from a link Arbe’s Investor Relations website at: https://ir.arberobotics.com. An archived webcast of the conference call can be accessed at Arbe’s Investor Relations website at: https://ir.arberobotics.com.

 Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 6-K (“report”) including its Exhibit 99.1 contains, and the conference call described in this report will contain, “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The words “expect,” “believe,” “estimate,” “intend,” “plan,” “anticipate,” “may,” “should,” “strategy,” “future,” “will,” “project,” “potential” and similar expressions indicate forward-looking statements. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These risks and uncertainties include the effect of tariffs and trade policies of the United States, China and other countries, whether announced or implemented; the effect on the Israeli economy generally and on the Company’s business resulting from the terrorism and the hostilities in Israel and with its neighboring countries including the effects of the continuing war with Hamas in Gaza and any intensification of hostilities with others, including Iran and Hezbollah, and the effect of the call-up of a significant portion of its working population, including the Company’s employees; the effect of any potential boycott both of Israeli products and business and of stocks in Israeli companies; the effect of any downgrading of the Israeli economy and the effect of changes in the exchange rate between the US dollar and the Israeli shekel; and the risk and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2025, as well as other documents filed by the Company with the SEC. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and the Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this report.

Exhibit Index

Exhibit No.	Document Description
99.1	Press Release dated November 17, 2025*
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	The consolidated balance sheets at September 30, 2025 and December 31, 2024, the consolidated statements of operations for the three and nine months ended September 30, 2025 and 2024, and the consolidated statements of cash flow for the three and nine months ended September 30, 2025 and 2024, in each case, to the extent contained in this Press Release, are incorporated by reference in any registration statement on Form F-3 or Form S-8 that incorporates by reference material filed by the Company with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

Date: November 17, 2025	By:	/s/ Kobi Marenko
	Name:	Kobi Marenko
	Title:	CEO

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